SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007

INTERNET GOLD-GOLDEN LINES LTD.
(Name of Registrant)

1 Alexander Yanai Street Petach-Tikva, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Internet Gold-Golden Lines Ltd.

6-K Items

1.	Notice of 2007 Annual General Meeting of Shareholders to be held on September 5, 2007.

ITEM 1

INTERNET GOLD - GOLDEN LINES LTD.
1 Alexander Yanai Street
Petach-Tikva, Israel

July 30, 2007

NOTICE OF 2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Internet Gold-Golden Lines Ltd. Shareholders:

We are pleased to invite you to the 2007 Annual General Meeting of Shareholders to be held on Wednesday, September 5, 2007, at 2:30 p.m. (Israel time), at the offices of Eurocom Communications Ltd. at 2 Dov Friedman Street, Ramat Gan 52141, Israel, for the following purposes:

(1)	To elect two Class B directors for terms expiring in 2010;

(2)	To approve the purchase of a directors’ and officers’ liability insurance policy;

(3)	To approve a framework agreement, as such term is defined under the Israeli Companies Regulations (Relief from Related Party Transactions) 5760-2000, which would authorize our management to negotiate and enter into contracts for the renewal, extension or replacement of a directors’ and officers’ liability insurance policy from time to time.

(4)	To approve an agreement by and between us and Eurocom Capital Finance Ltd., an affiliate of our controlling shareholder, under which Eurocom Capital Finance Ltd. will provide us with various capital management services;

(5)	To approve a framework agreement, as such term is defined under the Israeli Companies Regulations (Relief from Related Party Transactions) 5760-2000, by and between us and Eurocom Capital Underwriting Ltd., an affiliate of our controlling shareholder, relating to the provision of underwriting and/or management and/or marketing and/or distribution services in connection with private and/or public issuances of our securities;

(6)	To approve the grant of a special bonus to our chief executive officer, who is also a member of our Board of Directors;

(7)	To amend the monthly compensation of our chief executive officer under a management services agreement;

(8)	To amend Section 25 of our Articles of Association so that we will be no longer required to deliver notice of our annual and special general meetings to shareholders;

(9)	To ratify and approve the reappointment of Somekh Chaikin, registered public accountants, a member firm of KPMG International, as our independent registered public accountants for the year ending December 31, 2007 and to authorize our Board of Directors to delegate to our Audit Committee the authority to determine their remuneration in accordance with the volume and nature of their services; and

(10)	To review and discuss our auditors’ report and consolidated financial statements for the year ended December 31, 2006.

The proposals will be described in a Proxy Statement.

Shareholders of record at the close of business on July 31, 2007, the record date for determining those shareholders eligible to vote at the meeting, are entitled to vote at the meeting.

Internet Gold - Golden Lines Ltd.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNET GOLD-GOLDEN LINES LTD. (Registrant) By: /s/ Eli Holtzman —————————————— Eli Holtzman Chief Executive Officer

July 30, 2007